Filed pursuant to Rule 424(b)(3)
Registration No. 333-139499
Prospectus Supplement No. 14
(To Prospectus dated May 4, 2007)
4,280,714
SHARES
WILLBROS GROUP, INC.
COMMON STOCK
     This prospectus supplement No. 14 supplements and amends the prospectus dated May 4, 2007, as supplemented and amended by that certain prospectus supplement No. 1 dated May 10, 2007, that certain prospectus supplement No. 2 dated May 17, 2007, that certain prospectus supplement No. 3 dated May 24, 2007, that certain prospectus supplement No. 4 dated May 30, 2007, that certain prospectus supplement No. 5 dated June 8, 2007, that certain prospectus supplement No. 6 dated August 7, 2007, that certain prospectus supplement No. 7 dated August 9, 2007, that certain prospectus supplement No. 8 dated August 16, 2007, that certain prospectus supplement No. 9 dated August 21, 2007, that certain prospectus supplement No. 10 dated September 14, 2007, that certain prospectus supplement No. 11 dated November 1, 2007, that certain prospectus supplement No. 12 dated November 5, 2007 and that certain prospectus supplement No. 13 dated November 14, 2007 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.
     This prospectus supplement includes our attached Current Report on Form 8-K filed on November 27, 2007.
     There are significant risks associated with an investment in our securities. These risks are described under the caption “Risk Factors” beginning on page 6 of the Prospectus, as the same may be updated in prospectus supplements.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 27, 2007.

FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported) November 20, 2007
WILLBROS GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)
Republic of Panama

(State or Other Jurisdiction of Incorporation)

1-11953	98-0160660

(Commission File Number)	(IRS Employer Identification No.)

Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama

(Address of Principal Executive Offices)	(Zip Code)
+50-7-213-0947

(Registrant’s Telephone Number, Including Area Code)
Not Applicable

(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
     ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
     ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
     ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
     ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
     On November 20, 2007, Willbros Group, Inc. (the “Company”), entered into a new credit agreement dated as of November 20, 2007 (the “Credit Agreement”), among Willbros USA, Inc., a subsidiary of the Company (“WUSA”), as borrower, the Company and certain of its subsidiaries as guarantors (collectively, the “Loan Parties”), the lenders from time to time party thereto (the “Lenders”), and Calyon New York Branch (“Calyon”), as Administrative Agent, Collateral Agent, Issuing Bank and participating Lender.
     The Credit Agreement is for a new three year senior secured $150.0 million revolving credit facility due 2010 (the “2007 Credit Facility”). The Company will have the option, subject to Calyon’s consent, to increase the size of the 2007 Credit Facility to $200.0 million within the first two years of the closing date of the 2007 Credit Facility. The Company will be able to utilize 100 percent of the 2007 Credit Facility to obtain performance letters of credit and 33.3 percent of the facility for cash advances for general corporate purposes and financial letters of credit. The 2007 Credit Facility is secured by substantially all of the assets of the Company and the other Loan Parties. The 2007 Credit Facility replaces the Company’s existing three-year $100.0 million senior secured synthetic credit facility, which was scheduled to expire in October 2009.
     The Credit Agreement includes customary affirmative and negative covenants, such as:
•	maintenance of a maximum leverage ratio;

•	maintenance of a minimum fixed charge coverage ratio;

•	maintenance of a minimum net worth amount;

•	limitations on capital expenditures triggered by liquidity levels lower than $35 million;

•	limitations on foreign cash investments;

•	limitations on total indebtedness;

•	limitations on liens;

•	limitations on certain asset sales and dispositions; and

•	limitations on certain acquisitions and asset purchases.
A default under the Credit Agreement may be triggered by events such as a failure to comply with financial covenants or other covenants under the Credit Agreement, a failure to make payments when due under the Credit Agreement, a failure to make payments when due in respect of or a failure to perform obligations relating to debt obligations in excess of $5.0 million, a change of control of the Company or certain insolvency proceedings. A default under the Credit Agreement would permit Calyon and the Lenders to restrict the Company’s ability to further access the 2007 Credit Facility for cash advances or letters of credit, require the immediate repayment of any outstanding cash advances with interest and require the cash collateralization of outstanding letter of credit obligations.
     Calyon and certain of the Lenders under the Credit Agreement and/or their affiliates have provided, from time to time, and may continue to provide, commercial banking, investment banking, financial and other services to the Company and/or its affiliates for which the Company and/or its affiliates have paid, and expect to pay, customary fees. Specifically, affiliates of Calyon and of the following Lenders acted as underwriters in connection with the recently completed public offering of the Company’s common stock: Credit Suisse, Cayman Islands Branch; UBS Loan Finance LLC; and Natixis.
     A copy of the Credit Agreement is attached as Exhibit 10 hereto and is incorporated by reference into this Item 1.01 as though fully set forth herein.
Item 1.02. Termination of a Material Definitive Agreement.
     Effective November 20, 2007, in connection with the closing of the Credit Agreement, the Company terminated its existing credit facility (the “2006 Credit Facility”), under a credit agreement by and among WUSA, as borrower, the Company and certain of its subsidiaries and affiliates as guarantors, the lenders from time to time party thereto and Calyon, as Administrative Agent, Collateral Agent, Issuing Bank, Deposit Bank and Revolving Loan Lender. The 2006 Credit Facility was scheduled to expire in October 2009. All outstanding letter of credit obligations under the 2006 Credit Facility were assumed by Calyon and the Lenders. There were no outstanding borrowings under the 2006 Credit Facility.
     At the time of termination of the 2006 Credit Facility, approximately $1.5 million of unamortized loan fees were written off by the Company.
     Calyon and certain of the lenders under the 2006 Credit Facility and/or their affiliates have provided, from time to time, and may continue to provide, commercial banking, investment banking, financial and other services to the Company and/or its affiliates for which the Company and/or its affiliates have paid, and expect to pay, customary fees. In particular, an affiliate of Calyon acted as an underwriter in connection with the recently completed public offering of the Company’s common stock.
Item 2.01. Completion of Acquisition or Disposition of Assets.
     On November 20, 2007, WUSA, a subsidiary of the Company, completed the acquisition of all of the outstanding limited liability company membership interests of Integrated Service Company LLC (“InServ”), an Oklahoma limited liability company. The acquisition was completed pursuant to a Share Purchase Agreement dated October 31, 2007, by and among WUSA, the Company, InServ, the 18 members of InServ (the “Shareholders”), and Arlo DeKraai, the founder, President, Chief Executive Officer and principal owner of InServ, as Shareholders’ Representative, as amended by Amendment No. 1 to Share Purchase Agreement by and among WUSA, InServ and the Shareholders’ Representative (collectively, the “Share Purchase Agreement”).
     Headquartered in Tulsa, Oklahoma, InServ is a fully integrated provider of turnaround, maintenance and capital projects for the hydrocarbon processing and petrochemical industries. InServ’s core competencies include:

•	providing turnkey project services through program management and EPC project services;

•	overhauling fluid catalytic cracking units, the main gasoline producing units in a refinery, which run continuously for three to five years between shutdowns;

•	overhauling process units, installing refractory, specialty welding and piping projects and erecting or modifying process heaters in the plants;

•	building, modifying or repairing oil storage tanks, typically located at pipeline terminals and refineries; and

•	manufacturing process heaters, heater coils, alloy piping, specialty components and other equipment for installation in oil refineries.
     The consideration for WUSA’s purchase of all of the equity interests of InServ was approximately $225.0 million, consisting of $202.5 million payable in cash at closing and 637,475 shares of the Company’s common stock having a value of $22.5 million (determined by the average closing price of the Company’s common stock over the 20 trading days ending on the second trading day before the execution of the Share Purchase Agreement).
     In connection with the closing, on November 20, 2007, the Company paid approximately $208.9 million in satisfaction of the cash portion of the purchase price, consisting of $202.5 million, less approximately $1.5 million for Shareholder loans, which were deemed paid at closing, plus approximately $7.9 million, representing the estimated working capital adjustment. The cash portion of the closing price will be subject to a post-closing adjustment to reflect any differences between InServ’s estimated working capital and its actual working capital on the closing date. A total of $20.0 million of the cash portion of the purchase price was placed into escrow for a period of 18 months and will be released from escrow in one-third increments six months, 12 months and 18 months after the closing date. The escrowed cash will secure performance of the Shareholders’ obligations under the Share Purchase Agreement, including working capital adjustments and indemnification obligations for breaches of the Shareholders’ representations, warranties and covenants included in the Share Purchase Agreement.
     In early 2007, InServ retained Growth Capital Partners, L.P., an investment banking firm, to assist InServ with the possible sale of the company. John T. McNabb, II, the Chairman of the Board of Directors of the Company, is the founder and Chairman of the Board of Directors of Growth Capital Partners, which received a customary fee from InServ. Mr. McNabb and Robert R. Harl, the Company’s President and CEO and one of its directors, served on the InServ Board of Directors from March 28, 2005, until September 18, 2007, and August 5, 2005, until September 18, 2007, respectively. Messrs. McNabb and Harl resigned from the Board of Directors of InServ prior to the commencement of discussions between WUSA and InServ with respect to WUSA’s possible acquisition of InServ, and, at that time, Mr. McNabb recused himself from providing any further advice to InServ as a principal of Growth Capital Partners. Prior to the closing, Messrs. McNabb and Harl each owned 3,000 shares of InServ, or 0.33 percent of the outstanding equity interests of InServ. The Company formed a special committee of the Board of Directors, consisting of all of the independent directors other than Mr. McNabb, to consider, evaluate and approve the acquisition of InServ. In addition, the special committee obtained an opinion dated October 30, 2007, from a nationally recognized investment banking and valuation firm, that the consideration to be paid by the Company in the acquisition was fair from a financial point of view to the Company.
A copy of the Share Purchase Agreement is attached as Exhibits 2.1 and 2.2 hereto and is incorporated by reference into this Item 2.01 as though fully set forth herein.
Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
     The description of the Credit Agreement set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.
Item 3.02. Unregistered Sales of Equity Securities.
     On November 20, 2007, WUSA completed the acquisition of all of the outstanding limited liability company membership interests of InServ. As partial consideration for WUSA’s purchase of all of the equity interests of InServ, the Company issued a total of 637,475 shares of the Company’s common stock having a value of $22.5 million to the 18 InServ Shareholders. The shares were issued pursuant to exemptions from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D. All of the Shareholders are accredited. A legend was placed on each stock certificate indicating that the shares have not been registered and are restricted from resale.
Item 3.03. Material Modification to Rights of Security Holders.
     The Credit Agreement prohibits the Company from paying cash dividends to its stockholders.
Item 9.01. Financial Statements and Exhibits.
(a) Financial Statements of Businesses Acquired.
     Reference is made to the following historical financial statements of InServ, which were previously reported under Item 8.01 of the Company’s Current Report on Form 8-K, filed on November 2, 2007:
Audited Consolidated Financial Statements of InServ

Report of Independent Certified Public Accountants

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Members’ Equity for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended

December 31, 2006, 2005 and 2004 Notes to Consolidated Financial Statements

Unaudited Consolidated Financial Statements of InServ

Condensed Consolidated Balance Sheet as of September 30, 2007

Condensed Consolidated Statements of Operations for the nine months ended September 30, 2007 and 2006

Condensed Consolidated Statement of Members’ Equity for the nine months ended September 30, 2007

Condensed Consolidated Statements of Cash Flow for the nine months ended September 30, 2007 and 2006

Notes to Condensed Consolidated Financial Statements
(b) Pro Forma Financial Information.
     Included in this report are unaudited pro forma condensed combined financial statements of the Company for the year ended December 31, 2006 and the nine months ended September 30, 2007, which have been prepared to give effect to the recently completed acquisition of InServ. The pro forma financial statements are presented for informational purposes only and do not purport to represent what the Company’s results of operations or financial position would have been had the transactions reflected occurred on the dates indicated or to project the Company’s financial position as of any future date or the Company’s results of operations for any future period.
WILLBROS GROUP, INC.
INDEX TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

WILLBROS GROUP, INC.
(in thousands, except share and per share amounts)
The following unaudited pro forma combined financial data gives effect to (1) our acquisition of Integrated Service Company LLC (“InServ”), (2) the issuance of common stock to the sellers of InServ in connection with such acquisition and (3) the application of $208,900 (including working capital and other closing adjustments) of the net proceeds of the recently completed public offering of common stock to finance the cash portion of the purchase price of InServ. The unaudited pro forma condensed combined financial statements have been prepared assuming the acquisition of InServ by Willbros Group, Inc. is accounted for as a purchase under US generally accepted accounting principles, and are based on the historical consolidated financial statements of each company which include, in the opinion of management of both companies, all adjustments necessary to present fairly the results as of and for such periods. However, the unaudited pro forma condensed combined financial statements do not give consideration to the impact, if any, of asset dispositions or cost savings that may result from the acquisition. The following unaudited pro forma condensed combined balance sheet at September 30, 2007, and unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 should be read in conjunction with the historical financial statements of Willbros Group, Inc. and the related notes included in the Company’s Form 10-Q for the quarter ended September 30, 2007 and the Company’s Form 10-K for the fiscal year ended December 31, 2006.
The unaudited pro forma condensed combined financial statements were prepared as if the acquisition occurred as of or at the beginning of each period presented. There are no significant adjustments required to the historical financial data to conform the accounting policies of the two companies. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of results of operations or financial position that would have occurred had the transaction been consummated at the beginning of the period presented, nor are they necessarily indicative of future results.
The purchase price of $225,000 was paid by a cash consideration of $208,900 (including working capital and other closing adjustments), funded from the proceeds from a stock offering, and the issuance of shares of common stock directly to the sellers valued at $22,500.
Preliminary allocation of the purchase price follows:

Net assets acquired	$37,519
Fixed asset write-up to fair market value	4,927
Identifiable intangible assets	20,000
Estimated transaction costs	(1,200)

$61,246
The excess of purchase price over the net assets acquired of $171,689 is included in goodwill. Willbros Group, Inc. is in the process of obtaining a third party valuation of certain tangible and intangible assets. The actual values and estimated useful lives assigned to the acquisition will be subject to future refinement. Because a full valuation of those assets and liabilities and related useful lives has not yet been finalized, the final allocation of the purchase price may differ from the allocation presented above. Any goodwill amount recognized as a result of this acquisition will be reviewed for impairment annually. Any purchase price allocated to identifiable intangible assets with a finite life will be amortized over the estimate useful life of the asset.

WILLBROS GROUP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(in thousands, except share and per share amounts)

	September 30, 2007
	Historical
		Integrated
		Service
	Willbros	Company	Pro Forma		Pro Forma
	Group, Inc.	LLC	Adjustments		Combined
ASSETS
Current Assets:
Cash and Cash Equivalents	$58,709	$2,891	$—		$61,600
Accounts Receivable, net	181,733	49,017	—		230,750
Cost in excess of billing	29,029	18,884	—		47,913
Other current assets	23,753	1,200	—		24,953

Total Current Assets	293,224	71,992	—		365,216
Property, plant and equipment, net	120,393	11,682	4,927	(A)	137,002
Goodwill	13,184	—	(4,927	)(A)	184,873
			176,616	(B)

Intangible assets	—	—	20,000	(F)	20,000
Other noncurrent assets	17,053	175	—		17,228

Total Assets	$443,854	$83,849	$196,616		$724,319

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes payable and current portion of long-term debt	$11,237	$5,926	$—		$17,163
Accounts payable and accrued liabilities	134,425	31,169	—		165,594
Billings in excess of cost	7,891	9,235	—		17,126
Other current liabilities	17,385	—	—		17,385

Total current liabilities	170,938	46,330	—		217,268
2.75% convertible senior notes	70,000	—	—		70,000
6.5% senior convertible notes	32,050	—	—		32,050
Long-term debt	26,085	—	—		26,085
Other noncurrent liabilities	38,323	—	—		38,323

Total liabilities	337,396	46,330	—		383,726
Contingencies and commitments
Stockholders’ equity:
Members’ equity	—	37,519	(37,519	)(B)	—
Common stock	1,467	—	362	(B)	1,829
Capital in excess of par value	273,840	—	233,773	(B)	507,613
Accumulated deficit	(181,912)	—	—		(181,912)
Treasury stock	(2,667)	—	—		(2,667)
Accumulated other comprehensive income	15,730	—	—		15,730

Total stockholders’ equity	106,458	37,519	196,616		340,593

Total liabilities and stockholders’ equity	$443,854	$83,849	$196,616		$724,319

The accompanying notes are an integral part of these statements.

WILLBROS GROUP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands, except share and per share amounts)

	Nine Months Ended September 30, 2007
	Historical
		Integrated
		Service
	Willbros	Company		Pro Forma		Pro Forma
	Group, Inc.	LLC		Adjustments		Combined
Contract Revenues	$610,168	$253,767		$—		$863,935
Operating Expenses:
Contract	538,790	214,036		—		752,826
Depreciations and amortization	13,223	804		3,251	(C)	17,278
General and administrative	42,295	16,598		—		58,893
Government fines	22,000	—		—		22,000

	616,308	231,438		3,251		850,997

Operating income (loss)	(6,140)	22,329		(3,251)		12,938
Other income (expense):
Interest income	4,433	17		—		4,450
Interest expense	(6,552)	(378)		—		(6,930)
Other — net	(2,019)	49		—		(1,970)
Loss on early extinguishment of debt	(15,375)	—		—		(15,375)

	(19,513)	(312)		—		(19,825)

Income (loss) before income taxes	(25,653)	22,017		(3,251)		(6,887)
Provision for income taxes	7,793	—	(E)	7,506	(D)	15,299

Net income (loss)	$(33,446)	$22,017		$(10,757)		$(22,186)

Net income (loss) per common share:
Basic	$(1.22)	$—		$—		$(0.64)
Diluted	$(1.22)	$—		$—		$(0.64)

Weighted average number of common shares outstanding:
Basic	27,421,927	—		7,238,769		34,660,696

Diluted	27,421,927	—		7,238,769		34,660,696

The accompanying notes are an integral part of these statements.

WILLBROS GROUP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31, 2006
	Historical
		Integrated
		Service
	Willbros	Company		Pro Forma		Pro Forma
	Group, Inc.	LLC		Adjustments		Combined
Contract Revenues	$543,259	$200,483		$—		$743,742
Operating Expenses:
Contract	489,494	164,881		—		654,375
Depreciations and amortization	12,430	1,175		4,335	(C)	17,940
General and administrative	53,366	16,635		—		70,001
Government fines	—	—		—		—

	555,290	182,691		4,335		742,316

Operating income (loss)	(12,031)	17,792		(4,335)		1,426
Other income (expense):
Interest income	1,803	—		—		1,803
Interest expense	(10,068)	(756)		—		(10,824)
Other — net	569	81		—		650
Loss on early extinguishment of debt	—	—		—		—

	(7,696)	(675)		—		(8,371)

Income (loss) before income taxes	(19,727)	17,117		(4,335)		(6,945)
Provision for income taxes	2,308	—	(E)	5,113	(D)	7,421

Net income (loss)	$(22,035)	$17,117		$(9,448)		$(14,366)

Net income (loss) per common share:
Basic	$(0.98)	$—		$—		$(0.48)
Diluted	$(0.98)	$—		$—		$(0.48)

Weighted average number of common shares outstanding:
Basic	22,440,742	—		7,238,769		29,679,511

Diluted	22,440,742	—		7,238,769		29,679,511

The accompanying notes are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

(A)	Based upon preliminary estimates, the transaction is assumed to result in a write-up of InServ’s fixed assets of $4,927.

(B)	To record the issuance of 6,601,294 shares of Willbros Group, Inc. common stock, at a price of $34.00 less certain fees and costs of the transactions. The remaining 637,475 shares of common stock were issued to the sellers as restricted stock.

(C)	To record the increased depreciation expense associated with the write up of fixed assets and the amortization associated with the value of existing customer backlog. Expected useful lives for building and equipment is 20 years and 5 years, respectively. The estimated useful life of existing customer backlog is 5 years.

(D)	To record an estimated income tax provision on InServ’s pre-tax income, net of the tax benefit for the increased depreciation expense.

(E)	InServ was taxed as a partnership with no income tax provision.

(F)	To record the estimated value of existing customer backlog value of $20,000 which will be amortized over an estimated useful life of 5 years. Willbros Group, Inc. is in the process of obtaining a third party valuation of intangible assets. The actual value and estimated useful life assigned to the customer backlog will be subject to future refinement. Because a full valuation of the asset and useful life has not yet been finalized, the final allocation of the purchase price may differ from the allocation presented herein.

(d) Exhibits.
     The following exhibits are filed herewith:

Exhibit
No.	Description

2.1	Share Purchase Agreement

2.2	Amendment No. 1 to Share Purchase Agreement

10	Credit Agreement

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLBROS GROUP, INC.
Date: November 27, 2007	By:	/s/ Van A. Welch
Van A. Welch
Senior Vice President and Chief Financial Officer